Contact

www.linkedin.com/in/michael-jones-b7291811 (LinkedIn)

Top Skills

Mechanical Engineering
Energy
Inspection

Languages

English

Certifications

Certificate of Completion in The 7 Habits of Highly Effective People

10KSB Certificate of Entrepreneurship

Michael Jones

Senior Emergency Response Coordinator @ U.S. Nuclear Regulatory Commission | Strengthening Emergency Preparedness
Greater Chicago Area

Summary

I am a Florida A&M University alumnus with a Bachelor of Science in Mechanical Engineering and more than 19 years of service with the U.S. Nuclear Regulatory Commission (NRC). Throughout my career, I have been dedicated to ensuring public health and safety through technical rigor, disciplined oversight, and collaborative leadership.

For 16 years, I conducted comprehensive inspections of nuclear plant systems and programs, identifying and addressing some of the industry's complex, and hard to find, design challenges. In my current role as Senior Emergency Response Coordinator, I am responsible for preparing and coordinating agency personnel for exercises and real-world events, ensuring readiness across all facets of emergency response.

Beyond my federal career, I serve as Chief Operating Officer of Ava's Pet Palace, a growing natural pet treat company founded by my daughter. Together, we are building a mission-driven brand focused on improving the lives of pets, people, and the planet, while inspiring young entrepreneurs to pursue their ambitions with purpose and integrity.

I am also the founder of Michael Alex, a leather goods company committed to craftsmanship, sustainability, and timeless design. Each piece is handcrafted using high-quality materials, reflecting a belief that enduring quality and authenticity remain at the heart of true luxury.

Since 2018, I have been honored to serve on the Maercker School District Board of Education, where I was elected Board President in 2023. This role has allowed me to contribute to strategic governance, equity-focused initiatives, and the continued success of our students and community.

At the center of all my work is a commitment to family, service, and progress. I strive to model leadership that blends professional excellence with personal fulfillment—recognizing that meaningful impact begins with integrity and intentionality.

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Experience

U.S. Nuclear Regulatory Commission
19 years 5 months

Senior Emergency Response Coordinator
June 2024 - Present (1 year 6 months)
Naperville, Illinois, United States

I develop and coordinate programs that strengthen emergency preparedness and response for NRC Region III. My work includes evaluating and improving response strategies, recommending solutions, and preparing technical documentation to support nuclear emergency response efforts. I design and lead drills, exercises, and training to ensure response teams remain highly skilled and ready for real-world situations. I also manage initiatives to enhance team performance, readiness, and coordination across the region. In addition, I collaborate with external stakeholders—including state officials and congressional representatives—to provide accurate information and ensure alignment with NRC policy.

Emergency Response Coordinator
October 2022 - June 2024 (1 year 9 months)
Lisle, Illinois, United States

I supported NRC Region III's emergency response and preparedness programs, working alongside the Senior Emergency Response Coordinator to strengthen regional readiness for nuclear and radiological events. My role included helping develop and implement response plans, coordinating with state, federal, and local agencies, and ensuring alignment with NRC Headquarters and other regions. I led and supported drills, tests, and exercises to evaluate performance, identify gaps, and drive improvements in emergency response capabilities. I also advised leadership and site teams on all aspects of response operations, from planning through execution. A key focus of my work was ensuring strong coordination, effective logistics, and continuous improvement to maintain a reliable and timely emergency response posture.

Power Reactor Inspector

July 2006 - October 2022 (16 years 4 months)
Lisle, Illinois, United States

BWR and PWR qualified reactor inspector. Over my 17 year inspection career I've worked to ensure safety standards were being met. My care and vision for finding issues ensured has led to several fleet, agency, and industry actions to ensure potentially susceptible plants have addressed safety issues.

Maercker School District 60

7 years 9 months

School Board President
April 2023 - Present (2 years 8 months)
Westmont, Illinois, United States

-District Leadership Team

School Board Member
March 2018 - Present (7 years 9 months)
Westmont, Illinois, United States

-Policy Committee Member
-Equity Committee Member

Michael Alex LLC
Owner
January 2015 - Present (10 years 11 months)
Illinois

Michael Alex is a brand focused on creating high quality bags and small leather goods and accessories.

When planning and building, I utilize the best materials from globally renowned companies who place sustainably and climate responsibility at the forefront of their missions.

Another important component of Michael Alex, is every creation is handcut and hand sewn by me as the only designer and maker of the brand. While this may limit capacity, it guarantees every product that goes out the is created with patience and quality in mind.

We hope you share our vision for growth in our community and hope to see you as a life long member in the Michael Alex family.

Ava's Pet Palace, LLC
Chief Operating Officer

October 2018 - Present (7 years 2 months)
Illinois, United States

Focus

Brand growth and development

Inventory Management

Logistics Coordinator

Trade show sales

Education

Florida Agricultural and Mechanical University

Bachelor of Science, Mechanical Engineering · (2001 - 2006)

Paseo Academy of the Fine and Performing Arts

High School, Technical Theatre/Theatre Design and
Technology · (1997 - 2001)